THAICOM

November 7, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 508/ 2002**

  Subject: The signing of the facility agreement for the financing of iPSTAR project
  Date: November 7, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 7, 2002

Ref No. SSA 508/ 2002

November 7, 2002

Subject: The signing of the facility agreement for the financing of iPSTAR project

To: The President
The Stock Exchange of Thailand

Reference: Shin Satellite Plc's letter no. SSA 452/ 2002 dated October 7, 2002

According to the referenced letter, Shin Satellite Plc. (the "Company") notified the Stock Exchange of Thailand (SET) that the Board of Directors of the Company, at it meeting no.7/ 2002 passed a resolution authorizing the Company to sign the facility agreement for the financing of iPSTAR project in an approximate amount of USD 390 million and granted authority to the authorized directors of the Company or person(s) designed by the authorized directors of the Company to sign the facility agreement on behalf of the Company.

The Company would like to inform the SET that the negotiation on the detailed term and conditions of the said facility agreement has already been concluded. Today, November 7, 2002, the Company has signed with the Export-Import Bank of the United States ("Ex-Im Bank") and Compagnie Francaise d'Assurance pour la Commerce Extrieur de France (COFACE) agreements for loan guarantee facilities a total of USD 265 million and also signed a US$ 125 million a syndicated commercial bank facility arranged jointly by BNP Paribas and Citibank/SALOMONSMITHBARNEY. This iPSTAR project is now ready to move ahead with this financial backing.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 7, 2002

Ref No. SSA 508/ 2002

November 7, 2002

Subject: The signing of the facility agreement for the financing of iPSTAR project

To: The President
The Stock Exchange of Thailand

Reference: Shin Satellite Plc's letter no. SSA 452/ 2002 dated October 7, 2002

According to the referenced letter, Shin Satellite Plc. (the "Company") notified the Stock Exchange of Thailand (SET) that the Board of Directors of the Company, at it meeting no.7/ 2002 passed a resolution authorizing the Company to sign the facility agreement for the financing of iPSTAR project in an approximate amount of USD 390 million and granted authority to the authorized directors of the Company or person(s) designed by the authorized directors of the Company to sign the facility agreement on behalf of the Company.

The Company would like to inform the SET that the negotiation on the detailed term and conditions of the said facility agreement has already been concluded. Today, November 7, 2002, the Company has signed with the Export-Import Bank of the United States ("Ex-Im Bank") and Compagnie Francaise d'Assurance pour la Commerce Extrieur de France (COFACE) agreements for loan guarantee facilities a total of USD 265 million and also signed a US$ 125 million a syndicated commercial bank facility arranged jointly by BNP Paribas and Citibank/SALOMONSMITHBARNEY. This iPSTAR project is now ready to move ahead with this financial backing.